Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report (Form 40-F) of Minco Gold Corporation for the year ended December 31, 2010 of our report dated April 1, 2009, with respect to the consolidated financial statements of Minco Silver Corporation for the year ended December 31, 2008.